Lincoln National Corporation

150 N. Radnor-Chester Road

Radnor, PA  19087

phone 484-583-1430

May 21, 2015

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Lincoln National Corporation Form 10-K for the Year Ended December 31, 2014 File No. 1-06028

Dear Mr. Rosenberg:

This letter is in response to the staff of the Division of Corporation Finance’s (the “Staff”) letter of April 24, 2015, concerning Lincoln National Corporation’s (“LNC,” “Lincoln” or the “Company”) Form 10-K for the year ended December 31, 2014.  Our reply refers to the specific comments in the Staff’s letter.  In responding to the Staff’s comments, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The following are the Staff’s comments and our responses:

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Introduction; Executive Summary

Significant Operational Matters

Interest Rate Risk, page 37

1. In response to a question during your earnings conference call for the fourth quarter of 2014 you indicated that the impact of lowering your long-term rate assumption 50 basis point was roughly $125 million.  Please address the following:

•	Clarify for us what would be impacted by $125 million. It is unclear to us whether this impact is an expected:
o	reduction in fair value of investments;
o	increase in loss recognition in terms of DAC recoverability or increase insurance reserves;
o	impact on your earnings for some period of time; or
o	some other measure.

Re: Lincoln National Corporation

•	Tell us whether you have disclosed this information in your filing as the anticipated impact of a known trend or uncertainty or explain to us why this information is not required to be disclosed.

Response:

During our fourth quarter 2014 earnings conference call, we received a question asking at what interest rate level could we potentially see a balance sheet impact.  As part of the response, we noted that the impact of lowering our long-term earned rate assumption by 50 basis points would be roughly $(125) million.  To clarify, the earned rate assumption is the yield that we expect to earn on our general account investments, which support our obligations on insurance contracts with interest rate spread components.  The effect of lowering our long-term earned rate assumption would be to decrease income (loss) from operations due primarily to unlocking our deferred acquisition costs (“DAC”) and value of business acquired (“VOBA”) assets.

We believe that the information related to lowering our long-term earned rate assumption represents a sensitivity related to a specific assumption, as opposed to a known trend or uncertainty.  At the time of the response, we were one quarter removed from completing our annual comprehensive review of the assumptions and projection models underlying the amortization of DAC, VOBA, deferred sales inducements (“DSI”), deferred front-end loads (“DFEL”), embedded derivatives and reserves for life insurance and annuity products as of September 30, 2014, confirming our interest rate and other assumptions.  As described in Note 1 of our 2014 Form 10-K, we may have unlocking in other quarters as we become aware of information that warrants updating assumptions outside of our annual comprehensive review, but at the time, we had no reason to believe that interest rates would continue to remain at historically low levels.  In fact, the information that two of our asset managers provided to us at the end of 2014 and in the beginning of 2015 forecasted that interest rates, and thereby, yields would be increasing in 2015.  We responded to the question to give investors information around interest rate sensitivity.

Management uses judgment to determine which sensitivities should be disclosed in our filings and the level of disclosure that is required.  Again, we did not include the sensitivity of our long-term rate assumption in our 2014 Form 10-K because we had recently completed our annual comprehensive review of the assumptions and projection models.  However, we continually evaluate the sensitivities that would be beneficial to users of our financial statements related to our key assumptions.  As a result of the persistence of the low interest rate environment into the first quarter of 2015, we included a sensitivity disclosure in our first quarter 2015 Form 10-Q in “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates – DAC, VOBA, DSI and DFEL – Unlocking” as follows:

DAC, VOBA, DSI and DFEL

Unlocking

As stated in “Part II – Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates – Unlocking” in our 2014 Form 10-K, we conduct our annual comprehensive review of the assumptions and projection models underlying the amortization of DAC, VOBA, DSI, DFEL, embedded derivatives and reserves for life insurance and annuity products in the third quarter of each year.

Re: Lincoln National Corporation

The profitability of our business depends, among other things, on assumptions regarding variable fund returns, investment margins, lapse rates and mortality.

Interest rate fluctuations or prolonged low rates could negatively affect our profitability from interest rate spread businesses and thereby reduce future EGPs.  Investment margins are driven by interest rate spreads, or the difference between the interest that we are required to credit to contracts and the yields that we are able to earn on our general account investments supporting our obligations under the contracts.  Accordingly, the assumption of the yield that can be earned on new money is critical to the unlocking analysis.

Although interest rates are expected to move higher sometime in the future, new money rates continue to be at historically low levels and as a result, require careful analysis when forecasting the future direction of changes in rates.  If we change our view of future new money rates and lower our current long-term yield assumption, then, assuming that all other assumptions remain constant, we estimate the impact of lowering this assumption by 50 basis points would be approximately $(125) million to income (loss) from operations due primarily to unlocking our DAC and VOBA assets.  This impact would be most pronounced in our Life Insurance segment.  The actual impact of a 50 basis point decline in the yield would be based upon a number of factors existing at the time of the assumption-update, and therefore, the actual amount of the loss may differ from our current estimate.  In addition, lower investment margins may also impact the recoverability of intangible assets such as goodwill, require the establishment of additional liabilities or trigger loss recognition events on certain policyholder liabilities.  For information on interest rate spreads and interest rate risk, see “Item 3. Quantitative and Qualitative Disclosures About Market Risk – Interest Rate Risk” herein and “Part I – Item 1A. Risk Factors – Market Conditions – Changes in interest rates and sustained low interest rates may cause interest rate spreads to decrease and changes in interest rates may also result in increased contract withdrawals” in our 2014 Form 10-K.

We will continue to assess this disclosure in future reporting periods and include it in future filings to the extent determined appropriate based on the market factors at that time.  While we did not quantify this sensitivity in our 2014 Form 10-K, supplementally, we would like to point out to the Staff that we did include risk factor disclosure in our 2014 Form 10-K that provides information surrounding the potential impact to our consolidated financial condition and results of operations as a result of lowering our long-term earned interest rate assumptions.

On page 19 of our 2014 Form 10-K, we include as a risk factor the following:

Changes in interest rates and sustained low interest rates may cause interest rate spreads to decrease and changes in interest rates may also result in increased contract withdrawals.

Interest rate fluctuations and/or a sustained period of low interest rates could negatively affect our profitability.  Some of our products, principally fixed annuities, UL, IUL and the fixed portions of variable annuities, and VUL have interest rate guarantees that expose us to the risk that changes in interest rates will reduce our spread, or the difference between the amounts that we are required to pay under the contracts and the amounts we are able to earn on our general account investments intended to support our obligations under the contracts.  Spreads are an important component of our net income.  Declines in our spread or instances where the returns on our general account investments are not enough to support the interest rate guarantees on these products could have a material adverse effect on our businesses or results of operations.

Re: Lincoln National Corporation

In periods when interest rates are declining or remain at low levels, we may have to reinvest the cash we receive as interest or return of principal on our investments in lower yielding instruments reducing our spread.  Moreover, borrowers may prepay fixed-income securities, commercial mortgages and mortgage-backed securities in our general account in order to borrow at lower market rates, which exacerbates this risk.  Lowering interest crediting rates helps to mitigate the effect of spread compression on some of our products.  However, because we are entitled to reset the interest rates on our fixed-rate annuities only at limited, pre-established intervals, and since many of our contracts have guaranteed minimum interest or crediting rates, our spreads could still decrease.  As of December 31, 2014, 43% of our annuities business, 94% of our retirement plan services business and 97% of our life insurance business with guaranteed minimum interest or crediting rates are at their guaranteed minimums.

Our expectation for future spreads is an important component in the amortization of DAC and value of business acquired (“VOBA”) as it affects the future profitability of the business.  Currently, new money rates continue to be at historically low levels.  The Federal Reserve Board has moved from calendar-based guidance to macro-based thresholds and forecasts that point toward short-term rates likely remaining near or slightly above 1% at the end of 2015.  If interest rates were to remain low over a sustained period of time, this will put additional pressure on our spreads, potentially resulting in unlocking of our DAC and VOBA assets, thereby reducing net income in the affected reporting period.  We would expect the effect to be most pronounced in our Life Insurance segment. For additional information on interest rate risks, see “Part II – Item 7A. Quantitative and Qualitative Disclosures About Market Risk – Interest Rate Risk.”

A decline in market interest rates could also reduce our return on investments that do not support particular policy obligations.  During periods of sustained lower interest rates, our recorded policy liabilities may not be sufficient to meet future policy obligations and may need to be strengthened, thereby reducing net income in the affected reporting period.  Accordingly, declining interest rates may materially affect our results of operations, financial condition and cash flows and significantly reduce our profitability.

Increases in market interest rates may also negatively affect our profitability.  In periods of rapidly increasing interest rates, we may not be able to replace the assets in our general account with higher yielding assets needed to fund the higher crediting rates necessary to keep our interest-sensitive products competitive.  We, therefore, may have to accept a lower spread and thus lower profitability or face a decline in sales and greater loss of existing contracts and related assets.  Increases in interest rates may cause increased surrenders and withdrawals of insurance products.  In periods of increasing interest rates, policy loans and surrenders and withdrawals of life insurance policies and annuity contracts may increase as contract holders seek to buy products with perceived higher returns.  This process may lead to a flow of cash out of our businesses.  These outflows may require investment assets to be sold at a time when the prices of those assets are lower because of the increase in market interest rates, which may result in realized investment losses.  A sudden demand among consumers to change product types or withdraw funds could lead us to sell assets at a loss to meet the demand for funds.  Furthermore, unanticipated increases in withdrawals and termination may cause us to unlock our DAC and VOBA assets, which would reduce net income.  An increase in market interest rates could also have a material adverse effect on the value of our investment portfolio, for example, by decreasing the estimated fair values of the fixed-income securities that comprise a substantial portion of our investment portfolio.  An increase in interest rates could also result in decreased fee income associated with a decline in the value of variable annuity account balances invested in fixed-income funds.

Re: Lincoln National Corporation

Notes to Consolidated Financial Statements

10. Goodwill and Specifically Identifiable Intangible Assets, page 150

2. Regarding your Life Insurance and Group Protection reporting units that failed the step 1 analysis as of October 1, 2013 and 2014 and your determination of no impairment under the step 2 analysis, please address the following:

•

Explain to us why no goodwill impairment resulted under step 2 in 2013 or 2014.  In your response, elaborate on what “new business” represents as referenced in the last sentence in the second paragraph on page 48 under “Goodwill and Other Intangible Assets,” and specifically how it enters into your determination of the fair value of your reporting units and the implied fair value of goodwill for your reporting units.

•

It appears that your reporting units are the same as your reporting segments.  Please explain to us why you do not have reporting units at the component level below your reporting segments.  See ASC 350-20-35-34.

Response:

As of October 1, 2014, and October 1, 2013, the carrying values for our Life Insurance and Group Protection reporting units exceeded the respective implied fair values of the reporting units, so we appropriately performed additional analysis under Step 2.

In Step 2, we calculated the implied fair value of our reporting unit’s goodwill by allocating the fair value of the reporting unit (as determined in Step 1) to all of the assets and liabilities of the reporting unit based on the assumption that the fair value was the price paid for the reporting unit in a business combination.  The excess of the fair value of the reporting unit over the fair value of the specifically identifiable net assets allocated to the reporting unit is the implied fair value of goodwill for the unit.  In performing this exercise, in general, given the current market environment, the fair value of certain types of our insurance liabilities increased under the fair value exercise based upon the nature of our products.  As a result, given the current market environment, the fair value of total net assets was lower than the carrying value in this Step 2 exercise and allowed for a higher level of goodwill in the allocation of fair value.

New business is a fair value input that impacts the calculation of our reporting unit’s fair value.  Further, it is representative of policies or contracts we expect to issue in the future, reflecting our forecasts of future volume, profitability, cash flows and product mix.  Specifically, new business includes earnings projections for future business over a 10-year period.  These projections equate to inputs into our enterprise-wide financial plan that is tied to incentive compensation.  We track actual performance to our plan levels for each reporting unit to test the accuracy of our new business forecasts.  Factors that could affect production levels and profitability of new business include mix of new business, pricing changes, customer acceptance of our products and distribution strength.  The profitability of our new sales continues to be within our desired rates of return.  To determine the value of new business, we use a discounted cash flows technique that applies a discount rate reflecting the market expected, weighted-average rate of return adjusted for the risk factors associated with operations to the projected future new business cash flows for each reporting unit.  For an insurance company, the value of new business is a critical input in calculating the fair value of the reporting unit, as it increases the fair value of the reporting unit.  The impact of new business on fair value impacted our Step 2 analysis as the difference between the fair value of our Life Insurance and Group Protection reporting units (as determined in Step 1) and the fair value of specifically identifiable net assets

Re: Lincoln National Corporation

within those units (as determined in Step 2), which as discussed above is currently lower than the associated carrying value given the current market environment, resulted in a higher level of implied goodwill for both our Life and Group Protection reporting units.

As the respective implied fair values of goodwill for our Life Insurance and Group Protection reporting units exceeded the respective carrying values of goodwill, we determined that there was no goodwill impairment during either 2014 or 2013 and concluded the goodwill was recoverable.

We determine our reporting units for the purpose of allocating and testing goodwill for impairment in accordance with Financial Accounting Standards Board Accounting Standards CodificationTM (“ASC”) 350-20-35, paragraphs 34 through 37.  Specifically, ASC 350-20-35-34 states, “A component of an operating segment is a reporting unit if the component constitutes a business or a nonprofit activity for which discrete financial information is available and segment management, as that term is defined in paragraph 280-10-50-7, regularly reviews the operating results of that component.”  As further defined below, based on the analysis of our facts and circumstances, our reporting units are the same as our operating segments.

While there are components within each of our reporting segments, we further considered the guidance in ASC 350-20-35-35 regarding aggregation of components into a reporting unit, which indicates, “However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics.  Paragraph 280-10-50-11 shall be considered in determining if the components of an operating segment have similar economic characteristics.”  ASC 350-20-35-36 continues, “An operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if it comprises only a single component.”  Finally, ASC 350-20-35-37 specifies, “Reporting units will vary depending on the level at which performance of the segment is reviewed, how many businesses the operating segment includes, and the similarity of those businesses.  In other words, a reporting unit could be the same as an operating segment, which could be the same as a reportable segment, which could be the same as the entity as a whole (entity level).”

We have concluded that our components aggregate into a total of four reporting units.  Further, we have concluded that each of our reporting units (Annuities, Retirement Plan Services, Life Insurance and Group Protection) corresponds with our reporting segments.  In addition to having similar economic characteristics, based on the considerations outlined in ASC 280-10-50-11 below, we do not have reporting units below our reporting segments because the components within each of our reporting segments are similar in all of the following areas:

•	The nature of our products;
•	The nature of our product development process;
•	The types of our customers;
•	Our methods of distribution; and
•	The regulatory requirements for our specific product offerings.

Re: Lincoln National Corporation

Additionally, ASC 350-20-55-7 provides other factors to consider in determining whether components should be combined into one reporting unit based on economic similarities, including the following:

•

The manner in which an entity operates its business and the nature of those operations.  We operate our business by reporting segment.  Our chief operating decision makers and segment managers regularly review operating results and performance of our reporting segments.

•

Whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert.  We expect the synergies of a business combination would be recognized at the reporting segment level.

•

The extent to which the component businesses share assets and other resources.  Our reporting segments share assets and other resources.  Senior management bases resource allocation decisions at the reporting segment level.

•	The components within each of our reporting units support and benefit from common product development activities.

We believe that because the components of each our reporting units are similar, they should be aggregated into each of our reporting segments because the benefit of goodwill is shared by each component.

****

If you have any questions regarding our response, please contact me directly at (484) 583-1430.

Sincerely,

/s/ Douglas N. Miller

Douglas N. Miller

Senior Vice President and Chief Accounting Officer

cc:   Randal J. Freitag, Executive Vice President and Chief Financial Officer